# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C1 Fund Inc., CIK 0002044327
CUSIP: 12673Q103
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 228 HAMILTON AVENUE, 3RD FLOOR, PALO ALTO, California (CA), 94301
Date of event which requires filing of this statement: 08/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001214822

## Reporting persons
- STEADFAST CAPITAL MANAGEMENT LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 400,000; sole dispositive power 0; shared dispositive power 400,000; aggregate amount beneficially owned 400,000 (5.91% of the class)
- American Steadfast, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (2.96% of the class)
- Steadfast International Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (2.96% of the class)
- Robert S. Pitts, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 400,000; sole dispositive power 0; shared dispositive power 400,000; aggregate amount beneficially owned 400,000 (5.91% of the class)

## Item 1. Issuer
Name of issuer: C1 Fund Inc.
Address of issuer's principal executive offices: 228 HAMILTON AVENUE, 3RD FLOOR, PALO ALTO, California, 94301

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Steadfast Capital Management LP, a Delaware limited partnership (the "Investment Manager").

American Steadfast, L.P., a Delaware limited partnership ("American Steadfast").

Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund").

Robert S. Pitts, Jr., a United States Citizen ("Mr. Pitts").

Mr. Pitts is the controlling principal of the Investment Manager. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.
Address of principal business office or, if none, residence:
The business address of each of Mr. Pitts, the Investment Manager and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022.

The business address of the Offshore Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship:
Each of the Investment Manager and American Steadfast is a limited partnership formed under the laws of the State of Delaware.

The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

Mr. Pitts is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of August 14, 2025, the Reporting Persons beneficially owned an aggregate of 400,000 shares of Common Stock. Specifically:

(i) The Investment Manager beneficially owned 400,000 shares of Common Stock.

(ii) American Steadfast beneficially owned 200,000 shares of Common Stock.

(iii) The Offshore Fund beneficially owned 200,000 shares of Common Stock.

(iv) Mr. Pitts beneficially owned 400,000 shares of Common Stock.

(v) Collectively, the Reporting Persons beneficially owned 400,000 shares of Common Stock.
Percent of class:
As of August 14, 2025, the Reporting Persons may be deemed to have beneficially owned 400,000 shares of Common Stock or 5.91% of the outstanding shares of Common Stock, which percentage was calculated based on 6,766,666 shares of Common Stock outstanding as of August 7, 2025, as per the information reported in the Issuer's Prospectus filed August 7, 2025. Specifically:

(i) The Investment Manager's beneficial ownership of 400,000 shares of Common Stock represented 5.91% of the outstanding shares of Common Stock.

(ii) American Steadfast's beneficial ownership of 200,000 shares of Common Stock represented 2.96% of the outstanding shares of Common Stock.

(iii) The Offshore Fund's beneficial ownership of 200,000 shares of Common Stock represented 2.96% of the outstanding shares of Common Stock.

(iv) Mr. Pitts' beneficial ownership of 400,000 shares of Common Stock represented 5.91% of the outstanding shares of Common Stock.

(v) Collectively, the Reporting Persons' beneficial ownership of 400,000 shares of Common Stock represented 5.91% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: Not applicable.
Shared power to vote or to direct the vote:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 200,000 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 200,000 shares of Common Stock beneficially owned by the Offshore Fund.
Sole power to dispose or to direct the disposition: Not applicable.
Shared power to dispose or to direct the disposition:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 200,000 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 200,000 shares of Common Stock beneficially owned by the Offshore Fund.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Ex 99.1 - Joint FIling Agreement
Ex. 99.2 - Exhibit B

## Signatures
- STEADFAST CAPITAL MANAGEMENT LP: /s/ Sheena Koshy, Chief Operating Officer (08/14/2025)
- American Steadfast, L.P.: /s/ Sheena Koshy, Chief Operating Officer of Steadfast Capital Management LP, Attorney-in-Fact (08/14/2025)
- Steadfast International Master Fund Ltd.: /s/ Sheena Koshy, Director (08/14/2025)
- Robert S. Pitts, Jr.: /s/ Robert S. Pitts, Jr, Robert S. Pitts, Jr. (08/14/2025)